The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Preliminary Pricing Supplement dated February 19, 2013

Preliminary Pricing Supplement (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$[           ]

CAPPED FIXED-TO-FLOATING RATE NOTES LINKED TO 10 YEAR CMS DUE MARCH 8, 2023

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	March 8, 2013
Original Trade Date:		Maturity Date:	March 8, 2023
CUSIP:		Denominations:	Minimum denominations of US$[1,000] and integral multiples of US$[1,000] thereafter.
ISIN:
Interest Rate Type: Floating Rate		Day Count Convention: ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:
☐ CD Rate ☒ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate	☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR ☐ LIBOR Designated LIBOR Page: Reuters: _______		☐ Prime Rate ☐ Treasury Rate ☐ Other (see description in this preliminary pricing supplement)
Index Maturity:

10 Years.  The Reference Rate on on any day during an Interest Period will be the rate for U.S. dollar swaps with a maturity of 10 years, expressed as a percentage in the applicable pricing supplement, which appears on Reuters screen “ISDAFIX1” page as of 11:00 a.m., New York City time, on the related Interest Determination Date.  Please see the information contained in “Reference Assets—CMS Rate” starting on page S-73 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Interest Determination Date.

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date, to but excluding March 8, 2014: the Initial Interest Rate

For each Interest Period commencing on or after March 8, 2014, the interest rate per annum will be equal to Reference Rate plus the Spread, subject to the applicable Minimum Interest Rate (which will be 0.00% per annum) and the applicable Maximum Interest Rate

Initial Interest Rate:	[1.50]% per annum
[Spread:]	For Interest Periods commencing on or after	Spread
	March 8, 2014	[0.125%]
Maximum Interest Rate:

For each Interest Period:

from and including March 8, 2014, to but excluding March 8, 2017: [4.00]% per annum;

from and including March 8, 2017, to but excluding March 8, 2019: [5.00]% per annum;

from and including March 8, 2019, to but excluding March 8, 2021: [6.00]% per annum; and

from and including March 8, 2021, to but excluding the Maturity Date: [7.00]% per annum

Minimum Interest Rate:	For each Interest Period from and including March 8, 2014, to but excluding the Maturity Date: [0.00]% per annum
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ( )	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Payment Dates:

☐ Monthly,                   ☒ Quarterly,                      ☐ Semi-Annually,                          ☐ Annually,

payable in arrears on the 8th day of each March, June, September and December, commencing on June 8, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:

For each Interest Period commencing on or after March 8, 2014, the 8th day of every March, June, September and December (or for the initial Interest Period (where no Initial Interest Rate is payable), the Original Issue Date).

Interest Determination Dates:	Two New York Business Days prior to the relevant Interest Reset Date.
Settlement:	DTC; Book-entry; Transferable.
Calculation Agent:	Barclays Bank PLC
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[5.00] per $1,000 principal amount, or [0.50]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant preliminary pricing supplement or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after the initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

Please note that if the Reference Rate is negative on any Interest Determination Date, the Interest Rate for the relevant Interest Period will be less than the Spread and can be equal to 0.00% per annum (the Minimum Interest Rate).

•                  Maximum Interest Rate—The Interest Rate on the Notes for any Interest Period (on or after March 8, 2014) will be limited to the specified Maximum Interest Rate.  As a result, in the event that the Interest Rate otherwise calculated for any such Interest Period exceeds the Maximum Interest Rate applicable for that Interest Period, your interest payment for the relevant Interest Period will reflect the applicable Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

•                  The Amount of Interest Payable on Your Notes Will Not Be Affected by the Reference on Any Day Other Than an Interest Determination Date—For each Interest Period, the amount of interest payable on each Interest Payment Date is calculated based on the Reference Rate on the applicable Interest Determination Date plus the Spread, subject to the Minimum Interest Rate and the applicable Maximum Interest Rate. Although the actual Reference Rate on an Interest Payment Date may be higher than the Reference Rate on the applicable Interest Determination Date, you will not benefit from the Reference Rate at any time other than on the Interest Determination Date for such Interest Period.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, our economic interests and those of our affiliates and the Calculation Agent are potentially adverse to your interests as an investor in the Notes.

PPS-1

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the Reference Rate;

o                the volatility – i.e., the frequency and magnitude of changes in the level of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Rate Notes payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period.  Please note that the examples provided below do not take into account the tax consequences of an investment in the Notes.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period commencing on or after March 8, 2014, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  For further information concerning the Interest Determination Dates for the various Reference Rates, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by adding the Spread and the Reference Rate while taking into account the Minimum Interest Rate (which will be 0.00% per annum) and the applicable Maximum Interest Rate for that Interest Period.

For each Interest Period commencing on or after March 8, 2014, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by taking the value of the Reference Rate, adding the relevant Spread and then assessing that value relative to the Minimum Interest Rate and the applicable Maximum Interest Rate.

If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Period will be the Minimum Interest Rate.

PPS-2

If the sum of the Reference Rate and the Spread is greater than the applicable Maximum Interest Rate, the Interest Rate for that Period will be the applicable Maximum Interest Rate.

The following examples illustrate how the Interest Rate for the particular Interest Period where a floating rate applies would be calculated.  The following examples assume that the Maximum Interest Rate that applies to the relevant Interest Period is 4.00% per annum.

Example 1:                              The per annum Interest Rate equals the Reference Rate plus the Spread

Based on a hypothetical Reference Rate equal to 1.500% and the specified Spread of 0.125%, the Interest Rate would be equal to 1.625% (the Reference Rate plus the Spread).

Example 2:                              The per annum Interest Rate equals the Reference Rate plus the Spread

Based on a hypothetical Reference Rate equal to -0.100% and the specified Spread of 0.125%, the Interest Rate would be equal to 0.025% (the Reference Rate plus the Spread).

Example 3:                              The per annum Interest Rate equals the Minimum Interest Rate

Based on the Minimum Interest Rate of 0.00% and a hypothetical Reference Rate equal to -0.175% and the Spread of 0.125%, the per annum Interest Rate (without taking the Minimum Interest Rate into account) would equal -0.050% (the Reference Rate plus the Spread).  However, because of the Maximum Interest Rate of 0.00%, the hypothetical per annum Interest Rate for the relevant Interest Period would instead be equal to the Maximum Interest Rate of 0.00%.

Example 4:                              The per annum Interest Rate equals the Maximum Interest Rate

Based on the hypothetical applicable Maximum Interest Rate of 4.00% and a hypothetical Reference Rate equal to 3.950% and the Spread of 0.125%, the per annum Interest Rate (without taking the Maximum Interest Rate into account) would equal 4.075% (the Reference Rate plus the Spread).  However, because of the Maximum Interest Rate of 4.00%, the hypothetical per annum Interest Rate for the relevant Interest Period would instead be equal to the Maximum Interest Rate of 4.00%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates).  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

PPS-3

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from February 20, 2007 to February 15, 2013.  The Reference Rate on February 15, 2013 was 2.106%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the Reference Rate will be within the applicable Reference Rate Range on any day of any Interest Period.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  Historical Performance is not indicative of future performance.

PPS-4

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director — Structuring, Investor Solutions Americas, at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PPS-5

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-6

US$

BARCLAYS BANK PLC

CAPPED FIXED-TO-FLOATING RATE NOTES LINKED TO 10 YEAR CMS DUE MARCH 8, 2023

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)

______________